SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ENOVA SYSTEMS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29355M200
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities  Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see the Notes).

CUSIP No.	29355M200

1) Name of Reporting Person	Lehman Brothers Holdings Inc.

S.S. or I.R.S. Identification No. of Above Person	13-3216325

2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5) Sole Voting Power	-0-

6) Shared Voting Power	-0-

7) Sole Dispositive Power	-0-

8) Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	-0-

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11) Percent of Class Represented by Amount in Row 9	0%

12) Type of Reporting Person	HC/CO

CUSIP No.	29355M200

1) Name of Reporting Person	Lehman ALI Inc.

S.S. or I.R.S. Identification No. of Above Person	13-3695935

2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5) Sole Voting Power	-0-

6) Shared Voting Power	-0-

7) Sole Dispositive Power	-0-

8) Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	-0-

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11) Percent of Class Represented by Amount in Row 9	0%

12) Type of Reporting Person	CO

CUSIP No.	29355M200

1) Name of Reporting Person	LB I Group Inc.

S.S. or I.R.S. Identification No. of Above Person	13-2741778

2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5) Sole Voting Power	-0-

6) Shared Voting Power	-0-

7) Sole Dispositive Power	-0-

8) Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	-0-

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11) Percent of Class Represented by Amount in Row 9	0%

12) Type of Reporting Person	CO

CUSIP No.	29355M200

1) Name of Reporting Person	Lehman Brothers Special Financing Inc.

S.S. or I.R.S. Identification No. of Above Person	11-2751029

2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5) Sole Voting Power	-0-

6) Shared Voting Power	-0-

7) Sole Dispositive Power	-0-

8) Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	-0-

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11) Percent of Class Represented by Amount in Row 9	0%

12) Type of Reporting Person	CO

Item 1(a).	Name of Issuer:

Enova Systems, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1560 West 190th Street
Torrance, CA 90501

Item 2(a).	Name of Person(s) Filing:

Lehman Brothers Holdings Inc. (“Holdings”)
Lehman ALI Inc. (“Lehman ALI”)
LB I Group Inc. (LB I Group”)
Lehman Brothers Special Financing Inc. (“LBSF”)

Item 2(b).	Address of Principal Business Office:

Lehman Brothers Holdings Inc.
1271 Avenue of the Americas
New York, New York 10020

Lehman ALI Inc.
c/o Lehman Brothers Holdings Inc. 1271 Avenue of the Americas
New York, New York 10020

LB I Group Inc.
c/o Lehman Brothers Holdings Inc. 1271 Avenue of the Americas
New York, New York 10020

Lehman Brothers Special Financing Inc.
c/o Lehman Brothers Holdings Inc. 1271 Avenue of the Americas New York, New York 10020

On September 19, 2008, the Securities Investor Protection Corporation under the Securities Investor Protection Act, as amended (“SIPA”) commenced a proceeding against Lehman Brothers Inc. (“LBI”) in the United States District Court for the Southern District of New York (the “District Court”) in the case captioned Securities Investors Protection Corporation v. Lehman Brothers Inc., Case No. 08-CIV-8119 (GEL).  On September 19, 2008, the District Court entered the Order commencing Liquidation (the “LBI Liquidation Order”) pursuant to the provisions of SIPA.  The LBI Liquidation order provided, among other things, the appointment of James W. Giddens as trustee for the SIPA liquidation and removed the proceeding to the Bankruptcy Court under Case No. 08-1420 (JMP) SIPA.  As a result, LBI is no longer an affiliate of Holdings and Holdings can no longer be deemed to be the beneficial owner of any shares of the Issuer’s Common Stock that may or may not be owned by LBI. In addition, on September 19, 2008, LBI transferred its entire ownership interest in LB I Group to Lehman ALI. LBI is, therefore, no longer a Reporting Person.

Item 2(c).	Citizenship or Place of Organization:

Holdings is a corporation organized under the laws of the State of Delaware.

Lehman ALI is a corporation organized under the laws of the State of Delaware.

LB I Group is a corporation organized under the laws of the State of Delaware.

LBSF is a corporation organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

29355M200

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] A broker or dealer under Section 15 of the 1934 Act
(b) [ ] A bank as defined in Section 3(a)(6) of the 1934 Act
(c) [ ] An insurance company as defined in Section 3(a) (19) of the 1934 Act
(d) [ ] An investment company registered under Section 8 of the Investment Company Act of 1940
(e) [ ] An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) [ ] A church plan that is excluded from the definition of investment Company under Section 3(c)(14) of the Investment Company Act Of 1940
(j) [ ] A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 of cover pages.

(b)	Percent of Class:

See Item 11 of cover pages.

(c)	Number of shares as to which the person has:

(i) sole power to vote or to direct the vote
(ii) shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition
(iv) shared power to dispose or to direct the disposition

See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

LB I Group has ceased to own common stock issued by the Issuer.  LB I Group is wholly-owned by Lehman ALI which is wholly-owned by Holdings.

Under the rules and regulations of the Securities and Exchange Commission (the “SEC”), Lehman ALI and Holdings may have been deemed to be the beneficial owners of the common stock previously owned by LB I Group.

LBSF has ceased to own common stock issued by the Issuer.  LBSF is wholly-owned by Lehman ALI which is wholly-owned by Holdings.

Under the rules and regulations of the SEC, Lehman ALI and Holdings may have been deemed to be the beneficial owners of the common stock previously owned by LBSF.

Holdings’ prior Schedule 13G relating to the Issuer can be found in the SEC’s EDGAR system under Lehman Brothers Holdings Inc. Plan Trust (EDGAR CIK 0000806085).  Lehman Brothers Holdings Inc. Plan Trust assumed this EDGAR CIK from Holdings when Holdings emerged from bankruptcy on March 6, 2012.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ William Fox
Name: William Fox
Title: Executive Vice President and Chief Financial Officer

LEHMAN ALI INC.

By:	/s/ William Fox
Name: William Fox
Title: Executive Vice President and Chief Financial Officer

LB I GROUP INC.

By:	/s/ William Fox
Name: William Fox
Title: Executive Vice President and Chief Financial Officer

LEHMAN BROTHERS SPECIAL FINANCING INC.

By:	/s/ William Fox
Name: William Fox
Title: Executive Vice President and Chief Financial Officer